UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLEARSIGHT CAPITAL ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 TYSONS BLVD., SUITE 710
(No. and Street)

MCLEAN	VA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOEL KALLETT (703) 672-3101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JOEL KALLETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLEARSIGHT CAPITAL ADVISORS, INC., as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETHANY R. SEIDLER
NOTARY PUBLIC
REG# 7629701
MY COMMISSION EXPIRES 04/30/2023
COMMONWEALTH OF VIRGINIA

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEARSIGHT CAPITAL ADVISORS, INC.

Financial Statements
For the Year Ended December 31, 2020
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Clearsight Capital Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clearsight Capital Advisors, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2011.

February 11, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

<center>

Clearsight Capital Advisors, Inc.
Statement of Financial Condition
December 31, 2020

</center>

<center>Assets</center>

Cash	$	5,253,067
Prepaid expenses and other assets		11,230
Total Assets	$	5,264,297

<center>Liabilities and Stockholder's Equity</center>

Liabilities		
Accounts payable	$	10,785
Due to parent		1,257,912
Total Liabilities		1,268,697
Stockholder's Equity		3,995,600
Total Liabilities and Stockholder's Equity	$	5,264,297

<center>See accompanying notes.</center>

Clearsight Capital Advisors, Inc.
Statement of Operations
For the Year Ended December 31, 2020

Revenues		
Investment banking	$	5,004,500
Total revenues		5,004,500
Expenses		
Compensation and benefits		2,079,829
Technology and communications		93,002
Occupancy		71,989
Other expenses		71,429
Total expenses		2,316,249
Net Income	$	2,688,251

See accompanying notes.

Clearsight Capital Advisors, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

		Total
Balance, January 1, 2020	$	2,287,349
Net income		2,688,251
Distributions		(980,000)
Balance, December 31, 2020	$	3,995,600

Clearsight Capital Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net income	$	2,688,251
Adjustments to reconcile net income to net cash provided by operations:		
Change in prepaid expenses and other assets		(787)
Change in accounts payable		7,566
Change in due to parent		85,913
Net cash provided by operating activities:		2,780,943
Cash flows from financing activities:		
Distributions		(980,000)
Net cash used by financing activities:		(980,000)
Net increase in cash:		1,800,943
Cash Balance:		
Beginning of year		3,452,124
End of year	$	5,253,067

See accompanying notes.

CLEARSIGHT CAPITAL ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business</u>: Clearsight Capital Advisors, Inc. (the "Company"), a Delaware corporation, was organized in September 2011 and became a broker-dealer in May 2012. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is investment banking services. The Company operates from offices located in McLean, Virginia, and its customers are located throughout the United States.

The Company is wholly-owned by Clearsight Advisors, Inc. ("Parent" or "Stockholder").

<u>Accounting policies</u>: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

<u>Cash</u>: The Company maintains its bank account in a high credit quality institution. Balances at times may exceed federally insured limits.

<u>Income Taxes</u>: The Company has elected S corporation status for income tax reporting purposes. Income or losses of the Company flow through to the Stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

<u>Estimates</u>: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Accounts Receivable</u>: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled.   However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.   Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities.

The Company recognizes revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with this standard.

NOTE 2 – NET CAPITAL

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a percentage of aggregate indebtedness to net capital that shall not exceed 1500%. At December 31, 2020, the Company had net capital of $3,984,370 which was $3,899,790 in excess of its required net capital of $84,580 and its percentage of aggregate indebtedness to net capital was 31.84%.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent. Under the terms of this agreement, the Company pays the Parent for personnel services, occupancy and other administrative costs provided to the Company. The amount expensed under the arrangement for the year ended December 31, 2020 was approximately $2,242,775. The balance due to the Parent on the accompanying statement of financial condition arose from this services agreement.

Financial position and results of operation could differ from the amounts in the accompanying financial statements if this arrangement did not exist.

NOTE 4-CONCENTRATION

All of the Company's revenue earned during 2020 was from five customers.

NOTE 5–CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

NOTE 6–ECONOMIC RISKS

In March 2002, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic even has resulted in signification business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Clearsight Capital Advisors, Inc.
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of The Securities and Exchange Commission Act Of 1934
As of December 31, 2020

Net Capital:

Total stockholder's equity	$ 3,995,600
Less:	
Prepaid expenses and other assets	11,230
	11,230
Net capital before haircuts	3,984,370
Less haircuts	-
Net capital	3,984,370
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	84,580
Excess net capital	$ 3,899,790
Aggregate indebtedness	$ 1,268,697
Percentage of aggregate indebtedness to net capital	31.84%

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2020.

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

Clearsight Capital Advisors, Inc.

Schedule II
Computation For Determination Of Reserve Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As Of December 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the of the 2013 Release. The Company does not hold customer funds or securities.

Schedule III
Information Relating To The Possession Or Control Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As of December 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the of the 2013 Release. The Company does not hold customer funds or securities.



EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 8, 2021

RUBIO CPA, PC
272 Paces Ferry Rd. SE
Building 2, Suite 1680
Atlanta, GA 30339

To Whom it May Concern:

We, as members of management of Clearsight Capital Advisors, Inc. (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers.' We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving **private placement of securities and mergers and acquisitions** activity throughout the year ended December 31, 2020 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Signed: _____

Name: Joel Kallett

Title: CEO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Clearsight Capital Advisors, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Clearsight Capital Advisors, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Clearsight Capital Advisors, Inc. stated that Clearsight Capital Advisors, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Clearsight Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Clearsight Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 11, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Clearsight Capital Advisors, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Clearsight Capital Advisors, Inc. and the SIPC, solely to assist you and SIPC in evaluating Clearsight Capital Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Clearsight Capital Advisors, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Clearsight Capital Advisors, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Clearsight Capital Advisors, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

February 11, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/20

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(36-REV 12/18)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068998
CLEARSIGHT CAPITAL ADVISORS, INC
1650 TYSONS BLVD, SUITE 220
MCLEAN, VA 22102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez 770-263-7300

2. A. General Assessment (item 2e from page 2) — $7,507

B. Less payment made with SIPC-6 filed (**exclude interest**) — (0)

_______ Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 7,507

E. Interest computed on late payment (see instruction E) for______days at 20% per annum — 0

F. Total assessment balance and interest due (or overpayment carried forward) — $7,507

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $7,507

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CLEARSIGHT CAPITAL ADVISORS, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 12 day of February, 2021.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/20 and ending 12/31/20

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,004,500

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

       Total additions   0

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii)

      Total deductions   0

2d. SIPC Net Operating Revenues $ 5,004,500

2e. General Assessment @ .0015 $ 7,507

(to page 1, line 2.A.)

2